

09056021

FU
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66481

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Universal Financial Services, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

Metro Office Park, Street #1, Lot #10

	FIRM I.D. NO.

(No. and street)

Guaynabo   **Puerto Rico**   **00968**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Carlos Benitez

(787) 706-7339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Torre Chardon, 350 Chardon Ave., Suite 700

(Address)	**San Juan** (City)	**Puerto Rico** (State)	**00918-2140** (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

BB
3/24

OATH OR AFFIRMATION

I, __Jose C. Benitez__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Universal Financial Services__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Notary Public AFF: 32424

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Universal Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Financial Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2009

Stamp No.   2385086
affixed to original.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH	$100,082
ACCOUNTS RECEIVABLE	42,625
DUE FROM AFFILIATES	9,833
PREPAID EXPENSES AND OTHER ASSETS	7,119
TOTAL ASSETS	$159,659

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 18,594
Due to affiliates	25,725
Total liabilities	44,319
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value; authorized 100,000 shares; issued and outstanding 10,000 shares	100,000
Additional paid-in capital	110,000
Accumulated deficit	(94,660)
Total stockholder's equity	115,340
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$159,659

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions income	$ 73,771
Investment advisory fees	57,184
Interest income	562
Total revenues	131,517
EXPENSES:	
Employee compensation and benefits	45,094
Commission expense	25,938
Brokerage fees	7,355
Occupancy	2,051
Administrative service fees	10,800
Advertising expense	2,370
Professional services	29,909
Insurance expense	3,221
Taxes, licenses and other fees	7,474
Other	30,598
Total expenses	164,810
NET LOSS	$ (33,293)

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE — December 31, 2007	$ 100,000	$ 10,000	$ (61,367)	$ 48,633
Capital contributions		100,000		100,000
Net loss			(33,293)	(33,293)
BALANCE — December 31, 2008	$ 100,000	$110,000	$ (94,660)	$115,340

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (33,293)
Reconciliation of net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(42,625)
Increase in prepaid expenses and other assets	(4,443)
Increase in accounts payable and accrued liabilities	3,753
Net increase in due to (from) affiliates	17,827
Net cash used in operating activities	(58,781)
CASH FLOWS FROM FINANCING ACTIVITIES —	
Capital contributions	100,000
NET INCREASE IN CASH	41,219
CASH — Beginning of year	58,863
CASH — End of year	$ 100,082

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

1. REPORTING ENTITY

Universal Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Universal Group, Inc. (the "Parent Company"). The Company was created to assist Universal Life Insurance Company ("Universal Life"), an affiliated entity, in its efforts to issue variable annuities, which the Company offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(1) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses — Investment advisory fees are earned as services are provided and are determined on the basis of the average daily net asset value of the underlying investments. Commission income and expense are recorded on a trade date basis as customers' securities transactions occur. Administrative expenses are recognized as incurred.

Allowance for Bad Debts — An allowance for bad debts is established to provide for probable losses for probable losses inherent in receivables as of the balance sheet date. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that an allowance for bad debts was not necessary at December 31, 2008.

Income Taxes — Deferred income taxes are provided for the tax effect of temporary differences computed using the asset and liability method, as required by Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are evaluated based on the guidelines of FASB Statement No. 109 for realization and may be reduced by a valuation allowance.

In accordance with FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, the Company has elected to defer Interpretation 48, *Accounting for Uncertainty in Income Taxes,* for the year ended December 31, 2008. The Company evaluates uncertain tax positions in accordance with the provisions of FASB Statement No. 5, *Accounting for Contingencies*, whereby, only those tax contingencies meeting the threshold of being probable that a liability has been incurred and in an amount that is reasonably estimable are accrued.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2008, the Company's net capital, as defined, of $52,952 was $27,952 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .83 to 1.

4. ACCOUNTS RECEIVABLE

Accounts receivable amounting to $42,625 at December 31, 2008 represents commissions due from an agent on chargebacks from policy cancellations.

5. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition as of December 31, 2008, includes $25,725 in amounts due to affiliated entities and $9,833 in amounts due from affiliated entities. In addition, during the year ended December 31, 2008, the Company was allocated expenses from affiliates for lease fees amounting to $2,051 and administrative service fees amounting to $10,800.

The Company entered into an agreement on March 1, 2007 with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2008 amounted to $57,184. Investment advisory fees due from Universal Life amounted to $4,527 at December 31, 2008, and are included as part of due from affiliates in the accompanying statement of financial condition.

The Company also entered into an agreement on March 1, 2007 with Universal Life to sell Universal Life's variable annuity products. Commission income for the year ended December 31, 2008 amounted to $73,771. Commissions due from Universal Life amounted to $1,088 at December 31, 2008, and are included as part of due from affiliates in the accompanying statement of financial condition.

6. INCOME TAXES

The Company is subject to Puerto Rico income taxes at rates ranging from 20% to 39%. There is no provision for income taxes for the year ended December 31, 2008, as a result of a net taxable loss. The Company has available at December 31, 2008 a net operating loss carryforward of approximately $91,000, which may be used to offset future taxable income, expiring at various dates through the year 2015.

The Company has a deferred tax asset of $22,825 at December 31, 2008 representing the tax benefit of a net operating loss carryforward. The Company has recorded a valuation allowance for the same amount at December 31, 2008. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset will not be realized.

7. COMMITMENTS

At December 31, 2008, the Company has an obligation under a noncancelable office space lease with the Parent Company. This agreement requires aggregate payments during the year ending December 31, 2009 of $1,367. The lease expense for the year ended December 31, 2008 was $2,051.

* * * * * *

SUPPLEMENTAL SCHEDULE

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

**SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008**

Computation of Net Capital

Total stockholder's equity from statement of financial condition		$ 115,340
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		115,340
Add: Allowable subordinated liabilities		
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		115,340
Deductions and/or charges:		
Total nonallowable assets	$ 62,388	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges		62,388
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		52,952
Haircuts on securities		-
Net capital		$ 52,952

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 2,955
Minimum dollar requirement	$ 25,000
Net capital requirement (greater of two amounts above)	$ 25,000
Net capital	$ 52,952
Excess net capital	$ 27,952
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 48,520

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 44,319
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 44,319
Ratio: Aggregate indebtedness to net capital	.83 to 1

Note: No material difference exists between the Computation of Net Capital above
and the corresponding schedules in the Company's unaudited December 31, 2008,
Form X-17A-5, Part II-A filing, as amended on February 26, 2009

Schedule of Nonallowable Assets

Cash	$ 2,811
Accounts receivable	42,625
Due from affiliates	9,833
Prepaid expenses and other assets	7,119
Total nonallowable assets	$ 62,388

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 26, 2009

Universal Financial Services, Inc.
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives, referred to in the second paragraph of this report, are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No.   2385087
affixed to original.

Universal Financial Services, Inc.

(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Supplemental Schedule as of and for the Year Ended December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934